May 3, 2006

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies
Securities and Exchange Commission
Washington, D.C.
20549

Re:  Additional Information to the Form 10-KSB filed March 29, 2006 for Shelby  Group Inc.

File No. 000-32773

Dear Mrs. Jenkins,

I have reviewed your request for supplemental information and have responded to the deficiencies in the following manner.

In Response to your deficiencies in Item 8A Controls and Procedures we made following additions:

Evaluation of Disclosure Controls and Procedures.    As required under the Exchange Act, Rule 13a-15(b), our management, including our President and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our “disclosure controls and procedures” as of the end of the period covered by this report. As defined under the Exchange Act in Rules 13a-15(e) and 15d-15(e), disclosure controls and procedures are controls and other procedures of our company that are designed to ensure that information required to be disclosed by our company in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Due to the limited operations of the company and the nature of our business this process is relatively simple although we do ensure compliance. Our President is currently the only active participant in the company therefore and information required to be disclosed is known and recorded immediately. There is no communication needed from employees as there are none. We rely on quarterly evaluations as to our disclosure policy and retain legal personnel as consultants in overseeing the accuracy and timeliness of our periodic reports.

Based on this evaluation, our President has made the conclusion that our disclosure procedures and controls were effective as of the end of the period covered by this report. Having said this, no matter what the system of control is, it can only provide reasonable assurance and not absolute assurance as to the system requirements. These controls were designed to provide reasonable assurance as to the timeliness and adequacy of the information required within the Forms of the SEC.

Changes in Internal Control over Financial Reporting.    During our most recent fiscal quarter, concluding the end fiscal year, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

In Response to your deficiencies as to Item 14. Principle Accountant Fees and Services we made the following addition:

 During fiscal year ended December 31, 2005, we incurred $ 2516.66 in fees to our principal independent accountant for professional services rendered in connection with the audit of our financial statements for fiscal year ended December 31, 2005 and for the review of our financial statements for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005.

During fiscal year ended December 31, 2004, we incurred approximately $2,800 in fees to our principal independent accountant for professional services rendered in connection with the audit of our financial statements for fiscal year ended December 31, 2004 and for the review of our financial statements for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004.

During fiscal year ended December 31, 2005, we did not incur any other fees for professional services rendered by our principal independent accountant for all other non-audit services which may include, but is not limited to, tax-related services, actuarial services or valuation services.

Furthermore the registrant acknowledges that we are responsible for the adequacy and accuracy of these disclosures. We also acknowledge that staff comments or changes to disclosure in response to staff comments do not prevent the SEC from taking any action with respect to the filing and that we may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States of America.

We hope this response is adequate and meets the expectations of your review process.

Sincerely,

/s/ Kevin Ericksteen
Kevin Ericksteen
President
Shelby Group, Inc